FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 7, 2005

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom

Resolutions of the Extraordinary General Meeting of Magyar Telekom Telecommunications Company Ltd. held on November 7, 2005

Resolution No. 1/2005 (XI. 7.)

The General Meeting agrees to that the proceedings of the Meeting shall be recorded on tape.

This resolution was approved by the General Meeting with 706 901 408 affirmative, 0 negative votes and 1 313 014 abstentions.

Resolution No. 2/2005 (XI. 7.)

The General Meeting elects Dr. Tibor Székelyhídi Keeper of the Minutes in addition to electing dr. Reinhold Echter, representative of MagyarCom authenticator of the Minutes.

This resolution was approved by the General Meeting with 708 214 422 affirmative, 0 negative votes and 0 abstentions.

Resolution No. 3/2005 (XI. 7.)

The General Meeting approves the agenda of the Meeting as follows:

1.	Decision on the intention of the upstream merger of T-Mobile Hungary Rt. into Magyar Telekom Rt., making the relevant resolutions regarding the merger

2.	Miscellaneous

This resolution was approved by the General Meeting with 708 214 412 affirmative, 0 negative votes and 0 abstentions.

Resolution No. 4/2005 (XI. 7.)

Shareholders agree the intention of T-Mobile Hungary Telecommunications Company Ltd. (1117 Budapest, Kaposvár u. 5-7., registry No.: 01-10-042361) and Magyar Telekom Telecommunications Ltd. (1013 Budapest, Krisztina krt. 55., registry No.: 01-10-041928) to merger in a way that T-Mobile Hungary Ltd. merges into Magyar Telekom Ltd.

The General Meeting requests the Board of Directors to prepare the draft closing asset balance and asset inventory of the Company as well as the draft opening asset balance and asset inventory of the company established through the merger with the turning date of September 30, 2005 and to submit these documents to the General Meeting.

The General Meeting nominates

Metrum Konyvszakerto Kft.

H-1114 Budapest

Kemenes u. 6

Registry No.: 01-09-067958

to carry out the audit of the draft asset balances and asset inventories as well as the final asset balances and asset inventories, taking into account the provisions of Section 63 (4) of the Act on Business Associations.

The General Meeting empowers the Board of Directors of Magyar Telekom to conclude a contract with the independent auditor.

The Shareholders request the Board of Directors to have the draft asset balances and asset inventories supervised by the Supervisory Board of the Company as well.

The General Meeting requests the Board of Directors to prepare the draft versions of the merger agreement, the possible modifications of the Articles of Association of the legal successor Company, the draft scheme of the settlement with those shareholders who do not wish to enter the legal successor company according to the prevailing laws as well as the written report on the advantages and disadvantages of the merger and to submit these documents to the General Meeting.

The General Meeting approves to publish an announcement 30 days prior to the second General Meeting on the merger in which notifies the Shareholders to make a declaration – at the latest by the date of the second General Meeting - if they do not wish to remain the shareholders of the legal successor company.

According to the decision of the General Meeting the form of operation of the Company (company limited by shares) remains unchanged.

This resolution was approved by the General Meeting with 707 794 772 affirmative, 0 negative votes and 419 650 abstentions, with the affirmative vote of the shareholder “B”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM
TELECOMMUNICATIONS CO. LTD.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: November 7, 2005